UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of MAY 2010

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover of Form 20-F or Form 40-F:
Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                                      No ☒

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE - ISRAEL LTD. ANNOUNCES APPROVAL BY ITS AUDIT COMMITTEE AND BOARD OF DIRECTORS OF THE ACQUISITION BY BLUE SQUARE OF ALON ISRAEL OIL CO.'S APPROXIMATELY 80% SHAREHOLDINGS IN DOR ALON ENERGY IN ISRAEL (1988) LTD. ;
BLUE SQUARE SIGNS AGREEMENT WITH ALON ISRAEL OIL CO.

ROSH HAAYIN, Israel – May 17, 2010 – Blue Square – Israel Ltd. (NYSE: BSI) ("Blue Square") announced that its audit committee and board of directors had approved the acquisition by Blue Square from Alon Israel Oil Company Ltd. ("Alon"), of all of Alon’s holdings in Dor-Alon Energy In Israel (1988) Ltd. ("Dor Alon"), a publicly traded company on the Tel Aviv Stock Exchange (the "Acquisition"), and  it had signed a share purchase agreement with  Alon, pursuant to which Blue Square would acquire from Alon, all of Alon’s holdings in Dor Alon.  Alon is the controlling shareholder of Blue Square.

As previously announced, Dor Alon is one of the four largest fuel retail companies in Israel based on number of gas stations and is a leader in the convenience stores sector. Alon holds approximately 80% of the outstanding share capital of Dor Alon.

In exchange for each share in Dor Alon held by Alon, Blue Square would issue to Alon 1.8 shares of Blue Square, and in exchange for all of the Dor Alon shares held by Alon, Blue Square would issue to Alon an aggregate of approximately 20,327,710 ordinary shares.  As a result of the transaction, Alon's direct and indirect ownership interest in Blue Square would increase to approximately 78.44% of the outstanding share capital of Blue Square from approximately 68.62% of the outstanding share capital of Blue Square.

Within the framework of the Acquisition, the audit committee and board of directors of Blue Square approved the distribution of a dividend, after the share issuance, to the Company's shareholders, not out of profits, of NIS 800 million, or approx. US$ 211.8 million (based on the representative rate of exchange on May 17, 2010), which represents a dividend of approximately NIS 12.32, or approximately US$ 3.26 (based on the representative rate of exchange on May 17, 2010), per Company ordinary share (after taking into account the shares to be issued to Alon in the acquisition).  The dividend per share is subject to change based on the number of shares outstanding on the record date for the dividend.  The dividend distribution would be made following the issuance of ordinary shares to Alon, and is conditioned thereon and subject to approval by the Israeli court.

The Acquisition and the dividend distribution are subject to approval of the general meeting of shareholders and approval of the dividend by the Israeli courts and are subject to other approvals required by applicable law and customary closing conditions.

Blue Square is taking action to convene a shareholders meeting to approve the Acquisition and the dividend distribution.

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Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 207 supermarkets under different formats, each offering varying levels of service and pricing.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  our ability to compete effectively against low-priced supermarkets and other competitors; the effect of the recession in Israel on the sales in our stores and on our profitability; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008 and under the heading "Risk Factors" in our shelf prospectus filed in Israel, portions of which were submitted to the SEC on Form 6-K on February 18, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Date: May 17, 2010	BLUE SQUARE – ISRAEL LTD.

	By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary